Exhibit 99.2

SPI Energy Co., Ltd. Provides Update on Private Placement

HONG KONG, July 13, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ:SPI), a global clean energy market place for business, residential, government and utility customers and investors, announced the closing of a previously disclosed private placement.

As disclosed by the Company on April 24, 2017, the Company entered into a share purchase agreement (the “April 2017 SPA”) with Tiger Capital Fund SPC participating in Tiger Global SP (the “Tiger Fund”) to issue 80,000,000 ordinary shares of the Company to the Tiger Fund at an aggregate purchase price of US$5,760,000.  In June 2017, the Tiger Fund agreed to assign its rights and obligations under the April 2017 SPA to a third party designated by the Company.  Consequently, the Company designated Qian Kun Prosperous Times Investment Limited as substitution for Tiger Fund for the purchase of 80,000,000 ordinary shares of the Company at an aggregate purchase price of US$5,760,000, which transaction was completed on July 12, 2017.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com